WINDARRA MINERALS LTD. – "WRA"

NEWS RELEASE **JULY 8, 2002**

Windarra Minerals Ltd. (the "Company") announces the resignation of William Anderson as President and a director of the Company effective July 4, 2002. Concurrently, John Pallot has been appointed the President of the Company and June Ballant has been appointed to the Board of Directors.

BY ORDER OF THE BOARD

"John Pallot"

John Pallot, President and Director

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.